

Mainstem Malt
Published by Later ❓ · May 10 at 9:10 AM · 🌐

Got questions about our equity crowdfunding campaign, Mainstem For All? Join us for a press conference hosted by @radcraftbeer tomorrow, May 11 at 1pm PT— we've got answers!

Register Here: https://us02web.zoom.us/.../tZ0ld

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